Exhibit 99.1

Aura Announces Intention to Delist from Toronto Stock Exchange

ROAD TOWN, British Virgin Islands, August 4, 2025 — Aura Minerals Inc. (Nasdaq: AUGO) (TSX: ORA) (B3: AURA33) (“Aura” or the “Company”) announces its intention to commence an application for a voluntary delisting (the “Delisting”) of its common shares (each a “Common Share”) from the Toronto Stock Exchange (the “TSX”). The Delisting and proposed timing of the Delisting remain subject to: (i) review and approval from the TSX, and (ii) approval by the Comissão de Valores Mobiliários (“CVM”) in Brazil for the change of the underlying securities of the Company's BDRs from Common Shares held on CDS on TSX to Common Shares listed on Nasdaq

Aura has decided to pursue the Delisting of the Common Shares from the TSX following the completion of listing its Common Shares on Nasdaq on July 16th, 2025, and its intention to consolidate the trading in the U.S. equity market, which the Company expects will improve its stock liquidity.  The decision for the Delisting has also taken into consideration, among other things, the ongoing fees and expenses associated with maintaining a TSX listing and the availability of an alternative market for the Common Shares on Nasdaq. The Company will provide further details, including the anticipated effective date of the Delisting and any relevant approvals, in a subsequent news release as soon as such information becomes available. Also, the Company reaffirms that this change will not affect the rights of holders of BDRs listed on B3, which will continue to be supported by Common Shares, now listed on Nasdaq, subject to CVM approval.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's five operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, and Borborema gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

Investor Relations

ri@auraminerals.com

Caution Regarding Forward-Looking Information and Statements

This press release includes certain statements and information that may constitute "forward-looking information" within the meaning of applicable Canadian securities laws and/or "forward-looking statements" within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Forward-looking statements relate to future events or future performance and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to the Delisting and application for and timing of the Delisting and the TSX approval of the Delisting, and the Company’s business strategies. Often, but not always, forward-looking statements may be identified by the use of words such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Important factors that may cause actual results to vary. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

The Company does not undertake to update any forward-looking statement or forward-looking information, except in accordance with applicable securities laws.

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